www.linkedin.com/in/jaybudzik
(LinkedIn)
www.zestfinance.com/ (Company)

Top Skills

Growing Businesses
Relationship Building
Product Leadership

Languages

English (Native or Bilingual)
French (Limited Working)

Publications

Generalized Integrated Gradients:
A Practical Method for Explaining
Diverse Ensembles

Explainable Machine Learning in
Credit

Flytrap: intelligent group music
recommendation.

Supporting on-line resource
discovery in the context of ongoing
tasks with proactive software
assistants.

Mining navigation history for
recommendation.

Patents

Chaining context-sensitive search
results

Request initiated collateral content
offering

Characterizing context-sensitive
search results as non-spam

Systems and methods for enriching
modeling tools and infrastructure
with semantics

Systems and methods for providing
machine learning model disparate
impact information

Jay Budzik

AI/ML product and technology executive, startup founder and
inventor
Los Angeles Metropolitan Area

Summary

Product and technology leader with track record of driving revenue
growth by applying AI and ML to create new products and services
that gain market share. Computer scientist with background in AI,
ML, big data, NLP. Inventor and entrepreneur with experience in
financial services and web-scale media/advertising: developing and
deploying successful products and building and cultivating the teams
behind them.

Specialties: enterprise software, technical sales, product
management and product marketing, deep tech R&D, patents and
IP management, machine learning, online advertising, fintech,
explainable AI, AI fairness and ethics, text mining/search, big data,
UI/UX, credit risk modeling, model risk management, regulatory/
government relations.

———

Experience

Fifth Third Bank
Senior Vice President
June 2023 - Present (10 months)
Los Angeles Metropolitan Area

Help this S&P 500 bank leverage machine learning and AI across all consumer
products.

Alta Pine Labs
Founder and CEO
January 2023 - Present (1 year 3 months)
Pasadena, California, United States

Exploring new AI and machine learning-enabled business models.

AV8 Ventures
Venture Advisor
February 2023 - Present (1 year 2 months)

Palo Alto, California, United States

Source and evaluate deals for early stage fund focused on AI and deep tech.

Zest AI
CTO
January 2017 - January 2023 (6 years 1 month)
Greater Los Angeles Area

Zest's SaaS solution helps lenders of all sizes harness the power of AI and machine learning to make more effective credit decisions: safely, fairly and transparently.

I led our world-class technical teams, set up the product management function, partnered with sales to secure our first clients (Discover, Akbank, Freddie Mac, FNBO, Citigroup, Truist, etc), struck our first deals with key infrastructure and data partners (Equifax, MerdianLink, etc.), developed most of our marketing content, filed 20 patents, led our engagement with regulators, and developed the product strategy that enabled the company to scale and efficiently serve 100s of credit unions.

Kinetic Social
Chief Product Officer
June 2016 - January 2017 (8 months)
Greater New York City Area

Lead Product Management for this AI-powered, top 10 social media advertising platform. Additionally responsible for product, engineering, and data science for the Spectrum Platform Company operating division.

Twelvefold Media
5 years 4 months

CTO
July 2013 - June 2016 (3 years)
San Francisco Bay Area

(Acquired by Kinetic Social) Machine learning SaaS for content-targeted advertising. Responsible for engineering, product management, product marketing, and R&D/data science. Helped grow ARR 5x over 2 years at 65% gross margin.   Delivered a web-scale index of 18 months worth of content consumption data from 16T ad auctions on 2B URLs enabling advertisers to precisely target 750M monthly unique users.

Twelvefold uses a deep understanding of content consumption at the page level to find specific audiences at the right moments. We purchase real-time exchange traded media using algorithms that leverage our unique content consumption signal. Advertisers benefit from increases in brand recall (20-40%) and engagement (40-60%) vs. the competition according to 3rd party measurement services.

• Re-engineered technology platform resulting in increased stability, operational efficiency and dramatically improved accuracy. Eliminated $1M/year in costs related to legacy platform.

• Grew team from 5 to 26 engineers, data scientists, and product managers.

• Established data science team and successfully deployed and scaled machine learning systems for content analysis and campaign performance optimization.

• Delivered interactive analytics platform for the web's exchange-traded advertising impressions. The system processes 100B data points/day (350,000 TPS @ 2ms, 1TB+/day).

• Tapped to oversee advertising operations and improve performance where, in 3 months, we went from 30% of campaigns exceeding customer KPI benchmarks to 90% of campaigns exceeding benchmarks.

• Manage key supplier relationships ($10M+/year) working closely with CFO. Support strategic sales.

• Completed integration of specialist software development company that we acquired.

Clients include Citi, Ford, Fiat-Chrysler, GM, AT&T, Verizon, GSK, NBCUniversal, Best Buy, Microsoft, Canon, HP and Tyson Foods.

Board Member
March 2011 - July 2013 (2 years 5 months)
San Francisco Bay Area

Perfect Market
CTO
November 2008 - July 2013 (4 years 9 months)
Greater Los Angeles Area

(Acquired by Taboola NASDAQ:TBLA) AI-powered content monetization and discovery for publishers. Led the company's new product and R&D efforts; architected all products; helped attract $15 million in investment (idealab, Trinity, Rustic Canyon, Comcast, Tribune); secured 9 issued patents; spearheaded a new product initiative that grew audience to 140M monthly uniques and revenue 5x within 6 months of launch.

Perfect Market, an idealab company, helped premium publishers generate more revenue from their large content libraries. The company's patented technology drives traffic to the highest quality and most valuable content and dramatically improves PPC ad relevance and yield.

Customers include Los Angeles Times, Chicago Tribune, New York Times, NBC News, Business Insider and 200+ other publishers. Perfect Market was ranked #16 Fastest Growing Company in North America on Deloitte's 2013 Technology Fast 500, and attributes its 12,223% revenue growth since 2008 to the rapid adoption of Perfect Market's Digital Publishing Suite.

Media River, Inc.
Founder and CTO
May 2007 - October 2008 (1 year 6 months)
Greater Chicago Area

(Acquired by Perfect Market) MediaRiver provided AI-powered content recommendations for publishers and advertisers. MediaRiver smart ads and content widgets powered highly efficient traffic driving programs for The Motley Fool, Revolution Health Group, and ePals Inc., among others, while simultaneously exposing consumers to a diversity of perspectives. MediaRiver was formerly known as Intellext, Inc.

Intellext
Founder and CTO
June 2003 - May 2007 (4 years)
Greater Chicago Area

(Became Media River) Intellext, Inc., was the developer of the Watson search assistant, the first AI-powered intelligent assistant for enterprise knowledge workers. Watson won multiple awards including the Chicago Innovation Award, and was distributed by Microsoft, AOL, and Nuance. Intellext was named EContent Top 100 Copmany in 2005 and 2006, and customers included: AT&T, Reed-Elsevier, Motorola, Boeing, Gartner, Ford, and HandySoft Intl., among others. We found greater product-market fit with web publishers and decided to pivot, rebranding to MediaRiver in 2007.

Our founding team invented the core IP, raised VC funding, hired the executive team, and I hired and managed the product development and applied R&D teams.

Watson was the subject of my dissertation work at Northwestern University.

Northwestern University
Research Assistant, Intelligent Information Laboratory
1998 - 2003 (5 years)
Greater Chicago Area

Developed new AI and machine learning-enabled applications. Published numerous peer-reviewed journal articles and papers and spoke at the W3C, the Amer. Assoc. for Artificial Intellingence, CSCW, and the International Conference on Intelligent User Interfaces. Founded Intellext, Inc., seeded by Motorola Ventures.

University of Chicago
Research Assistant, Intelligent Information Laboratory
1995 - 1998 (3 years)
Greater Chicago Area

Member of the AI Lab, focus on NLP, software agents, planning and search. Developed the first search engine on the web that could answer questions in plain English, featured at the 1996 Democratic National Convention in Chicago.

Fermi National Accelerator Laboratory
Research Assistant
September 1992 - September 1995 (3 years 1 month)
Greater Chicago Area

Developed IT distribution and support strategy for NCSA Mosaic for X windows, CERN WWW, and NCSA HTTPd, for 6 UNIX platforms. Ported the first web server to Apple A/UX. Developed search engine deployed on what would come to be known as the Fermi intranet.

Education

Northwestern University
Ph. D., Computer Science · (1998 - 2003)

University of Chicago
BS (Hons), Computer Science · (1995 - 1998)

Illinois Mathematics and Science Academy
· (1992 - 1995)